Exhibit 99.1

For immediate release

Sify reports revenues of INR 4392 million for
second quarter of FY 2016-17

EBITDA for the quarter stood at INR 634 million

Chennai, Wednesday, October 19, 2016: Sify Technologies Limited (NASDAQ: SIFY), a leader in Managed Enterprise, Network, IT and Applications services in India with global delivery capabilities, today announced its consolidated results under International Financial Reporting Standards (IFRS) for the second quarter of fiscal year 2016-17.

PERFORMANCE HIGHLIGHTS:

•	Revenue for the quarter was INR 4392 million, an increase of 18% over the same quarter last year.

•	EBITDA for the quarter was INR 634 million, a reduction of 4% from the same quarter last year.

•	Net Profit for the quarter was INR 157 million, an increase of 18% over the same quarter last year.

•	CAPEX during the quarter was INR 474 million.

•	Cash balance at the end of the quarter was INR 1842 million.

Mr. Raju Vegesna, Chairman, said, “The reality of Digital Transformation is taking hold with multiple clients limiting investment in legacy infrastructure and opting for new age solutions. The government’s Digital India agenda is beginning to alter the perception of how business is done in India. As one of the earliest proponents of this transformation, we have had the opportunity to deliver several of these digital transformation projects, thus building a track record for large MNCs to entrust their IT roadmap to us.”

Mr. Kamal Nath, CEO, said, “With our Q2 performance, we have been able to maintain our QoQ growth for the successive 14 quarters in Revenue, New Order Book and Profitability. Sify, as a comprehensive ICT Services Provider and with a strong focus in Data Centre and Network Transformation projects is increasingly becoming the partner of choice for Enterprises embarking on their Digital Transformation journey. This encourages us to further augment our infrastructure and services portfolio and our partnership landscape to be more relevant in our client’s Digital Transformation journey going forward.”

Mr. M P Vijay Kumar, CFO, said, “We have maintained a consistent growth in revenue amidst a cautious spending period. We have incurred operating costs specific to expansion this quarter which has marginally increased our SG&A, and thus weighed down on the EBITDA. We are insistent on working with clients with clear roadmaps and predictable outcomes. Our focus is on right-sizing a project, financial discipline and timely completion.

Investment in infrastructure will continue to be dictated by commitment from clients and with a clear view to optimising asset utilisation.

Cash balance at the end of the quarter was INR 1842 million.”

Financial Highlights

Unaudited Consolidated income statement as per IFRS

(In INR millions)

	Quarter ended	Quarter ended	Quarter ended
Description	September	September	June
	2016	2015	2016

Revenue	4,392	3,715	4,170

Cost of Revenues	(2,799)	(2,166)	(2,666)

Selling, General and Administrative Expenses	(959)	(887)	(882)

EBITDA	634	662	622

Depreciation and Amortisation expense	(432)	(369)	(441)

Net Finance Expenses	(82)	(172)	(81)

Other Income	37	12	25

Profit for the period	157	133	125

Reconciliation with Non-GAAP measure

Profit for the period	157	133	125
Add:
Depreciation and Amortisation expense	432	369	441

Net Finance Expenses	82	172	81
Less:
Other Income	(37)	(12)	(25)

EBITDA	634	662	622

Business Highlights

Telecom

•	Data business revenue grew by over 17% over the same quarter last year.

•	The business added more than 240 new clients this quarter.

•	Key wins included two banks in South India, network expansion for a PSU Insurance company and a large enterprise network build for a Government Institute.

•	Our Network transformation approach enabled Sify to achieve a win from a leading Indian conglomerate in the power infrastructure sectors.

•	During the quarter Sify also completed implementation of a project to upgrade the city wide metro networks in Mumbai to provide webscale capable Data Center and Cloud Interconnection capabilities. This transformational Software Defined Network will be the foundation of the next generation network services to be launched soon.

•	Sify also launched its Managed Enterprise Mobility solution based on Wireless LAN technologies as part of its SMACnet strategy. The launch is towards building a portfolio of solutions that enterprises can leverage to build their digital transformation strategy.

Data Center Services

•	Data Center business revenue grew by 34% over same quarter last year.

•	The business signed up 18 new Data Center clients this quarter.

•	The business migrated one of India’s leading private insurance companies to its DC in Noida.

•	In a first among their peers, a leading Japanese automobile component manufacturer company outsourced their entire hosting requirement to Sify.

•	One of the world’s leaders in online search and aggregation chose our Noida facility to host one of their interconnection nodes.

•	A Value Added mobility services company also signed up for their Data Center requirement.

Cloud and Managed Services

•	Revenue from the CMS business fell by 9% over the same quarter last year.

•	The business added 9 new clients during the quarter. The highlight this quarter was a transformation Infra and Cloud project implemented on behalf of a private IT major for a State Government in under a week.

•	Another existing client migrated their non-SAP workloads to Sify Cloud. This is in addition to their SAP HANA migrated earlier. India’s fastest growing hotel room aggregator picked Sify cloud to host their customer-facing online web portal and also CDN services.

•	Some of the significant wins during this quarter include two online fashion entrants, a cement major, a scheduled bank and a media services company.

Applications Integration Services

•	The business grew revenue by 85 % over same quarter last year.

•	The business added 10 new customers this quarter.

•	In a first, Sify completely overhauled the recruitment process for India’s largest government run joint recruitment agency by taking the entire test process online. This is a huge milestone in realising the Prime Minister’s Digital India vision.

•	One of India’s largest fixed telephony and broadband services providers digitized their hiring process using Sify Talent Management Services.

•	Sify successfully conducted an on-line examination drive for one of the Navaratna, Fortune 500 energy companies.

•	Sify won a distributor management system order from a prestigious Mini Ratna Public Sector Enterprise.

•	Sify has won a multiyear Talent Management contract from one of the leading banks in Malaysia.

Technology Integration Services

•	Revenue of this business has grown 65% over same quarter last year.

•	The business added 12 new clients across Data Center IT, Network Integration, Security and Collaboration Services.

•	A Private Insurance Company has contracted Sify for a Data Center Transformation Project to design, deploy, host and migrate existing Data Center services to new platform along with managed services for entire Data Center and DR.

•	A large Public sector Bank has contracted with Sify to establish a Data Center infra and Network Infrastructure across all their locations.

•	The business also won a large contract from a Public sector Oil and Gas company to establish a Data Center infrastructure.

•	During the quarter, Sify successfully completed a significant Data Center transformation project to a State Govt electricity company, large scale Data Center and Migration services to a Private Insurance company and a Security project for a Private Insurance company. These projects reflect Sify’s commitment to deliver large complex transformational projects.

About Sify Technologies

Sify is among the largest integrated ICT Solutions and Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching more than 1300 cities and towns in India. This telecom network today connects 38 Data Centers across India including Sify’s 6 Tier III Data Centers across the cities of Chennai, Mumbai, Delhi and Bengaluru.

A significant part of the company’s revenue is derived from Enterprise Services, comprising of Telecom services, Data Center services, Cloud and Managed services, Applications Integration services and Technology Integration services. Sify also provides services that cater to the burgeoning demands of the SMB community, much of it on its Cloud services platform.

Sify has a unified licence to operate NLD (National Long Distance), ILD (International Long Distance) services and ISP services and offers VoIP backhaul for international carriers. With the Sify Cable landing station and partnerships with submarine cable companies globally, Sify is present in almost all the spheres of the ICT eco system.

Sify has an expanding base of Managed Services customers, both in India and overseas, and is India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services. The software team develops applications and offers services to improve business efficiencies of its current and prospective client bases. Sify also offers services in the specialized domains of eLearning, both in India and globally. For more information about Sify, visit www.sifycorp.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2016, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited Mr. Praveen Krishna Investor Relations & Public Relations +91 44 22540777 (ext.2055) praveen.krishna@sifycorp.com	Grayling Investor Relations Shiwei Yin +1-646-284-9474 Shiwei.Yin@grayling.com

20:20 Media

Nikhila Kesavan
+91 9840124036

nikhila.kesavan@2020msl.com